EXHIBIT 99.1

For immediate release

FAIRMONT HOTELS & RESORTS ASSUMES
MANAGEMENT CONTRACT IN WASHINGTON, D.C.

TORONTO, December 4, 2002- Fairmont Hotels & Resorts Inc. (“FHR”) (TSX/NYSE: FHR) today assumed management of the Monarch Hotel in Washington, D.C., bringing Fairmont’s luxury collection to 40 properties in six countries. The hotel will be officially flagged “The Fairmont Washington, D.C.” on December 11, 2002.

Legacy Hotels Real Estate Investment Trust (“Legacy”) (TSX: LGY.UN) also announced today that it has completed the acquisition of the hotel for a purchase price of approximately US$145 million plus closing costs.

About Monarch Hotel

Built in 1985, the 415-room Monarch Hotel is located in Washington’s West End on the edge of picturesque Georgetown and is considered one of the city’s premier luxury properties. The Monarch Hotel is close to Washington’s finest museums, theaters (including the Kennedy Center), shopping and dining. The hotel has the amenities and services expected of a luxury property in a major downtown city: extensive function space with 18 meeting rooms totaling more than 29,000 square feet, a 17,500 square foot fitness center and award-winning dining. Between 1999 and 2000, the majority of the Monarch Hotel’s guestrooms and meeting space were renovated.

About Fairmont Hotels & Resorts Inc.

FHR is one of North America’s leading owner/operators of luxury hotels and resorts. FHR’s current portfolio consists of 80 luxury and first class properties with more than 31,000 guestrooms in Canada, the United States, Mexico, Bermuda, Barbados and the United Arab Emirates. It holds an 83.5 percent controlling interest in Fairmont, North America’s largest luxury hotel management company. Fairmont manages 40 distinctive city center and resort hotels such as The Fairmont San Francisco, The Fairmont Banff Springs, Fairmont Le Château Frontenac, The Fairmont Scottsdale Princess and The Plaza in New York City. FHR also holds a 100 percent interest in Delta Hotels, Canada’s largest first class hotel management company, which manages and franchises a portfolio of 39 city center and resort properties in Canada. In addition to hotel management, FHR holds real estate interests in 23 properties, two large undeveloped land blocks and an approximate 35 percent investment interest in Legacy Hotels Real Estate Investment Trust, which owns 23 properties.

Investors:	Media:
Emma Thompson	Laura Fairweather
Executive Director Investor Relations	Executive Director Public Relations
Tel: 416.874.2485	Tel: 416.874.2404
Email: investor@fairmont.com	Email: communications@fairmont.com
Website: www.fairmont.com	Website: www.fairmont.com